Exhibit 99.1

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended December 31, 2023

Hamilton, Bermuda, February 15, 2024, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended December 31, 2023.

Recent Developments

Partial Redemption of GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (“Series A Preference Shares”)

On December 28, 2023, GasLog completed the redemption of 4,341,681 of its outstanding Series A Preference Shares (the “Partial Redemption”) held by shareholders of record as of November 27, 2023, pursuant to that certain Certificate of Designations, dated as of March 30, 2015 (the “Certificate of Designations”). The redemption price of the Series A Preference Shares was $25.00 per share plus accrued and unpaid dividends in respect of the Series A Preference Shares up to, but not including the redemption date of December 28, 2023. The Company funded the Partial Redemption with proceeds of borrowings under its existing $2.8 billion Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility (see below).

The Series A Preference Shares redeemed in connection with the Partial Redemption are no longer outstanding and all rights with respect to such stock have ceased and terminated. The Series A Preference Shares not redeemed in connection with the Partial Redemption remain issued and outstanding and subject to all the terms provided in the Certificate of Designations.

Before the Partial Redemption, on August 2, 2023, the board of directors of GasLog had approved a preference share repurchase programme of up to $35.0 million of Series A Preference Shares, effective immediately. Since the inception of the repurchase programme and prior to the Partial Redemption, GasLog had repurchased an aggregate of 58,319 Series A Preference Shares at a weighted average price of $24.64 per preference share, for a total amount of $1.4 million, including commissions.

New Charter Agreements

During the fourth quarter of 2023, GasLog extended by five years the time charter agreement of the GasLog Singapore, a tri-fuel diesel electric engine propulsion (“TFDE”) LNG carrier, with New Fortress Energy Transport Partners LLC (“NFE Transport Partners LLC”), with the contract now due to expire in 2030. In addition, GasLog Partners LP (“GasLog Partners” or the “Partnership”) signed a multi-year time charter agreement for the GasLog Santiago, a TFDE LNG carrier, with a major energy exploration company and extended by one year the time charter agreement of the Methane Jane Elizabeth, a steam turbine propulsion (“Steam”) LNG carrier, with Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”), with the contract now due to expire in 2025.

New $2.8 Billion Five-year Sustainability-linked Senior Secured Reducing Revolving Credit Facility

On November 2, 2023, GasLog, signed a new Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility in the amount of $2.8 billion (the “Facility”). This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Facility pricing. The Facility refinanced the outstanding debt of $2.1 billion secured by 23 LNG carriers across both GasLog and GasLog Partners, following the acquisition (the “Transaction”) by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners not already beneficially owned by GasLog. The 23 LNG carriers (12 GasLog vessels and 11 GasLog Partners vessels) included in the Facility comprise ten dual-fuel two-stroke engine propulsion (“X-DF”) LNG carriers, ten TFDE LNG carriers and three Steam LNG carriers. The Facility has a five-year tenor, includes two one-year extension options and simplifies GasLog’s debt structure, providing incremental available liquidity to the Company while reducing interest cost and debt service requirements. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. DNB Bank ASA, London Branch has been appointed as agent and security agent and ABN AMRO BANK N.V. as sustainability co-ordinator. Alpha Bank S.A., Credit Suisse AG, a UBS Group Company, Danish Ship Finance A/S, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank ABP, Filial I Norge, Oversea-Chinese Banking Corporation Limited, DNB (UK) Limited and Standard Chartered Bank (Singapore) Limited acted as bookrunners and mandated lead arrangers alongside the coordinators, the agent and the sustainability co-ordinator. National Australia Bank Limited and Skandinaviska Enskilda Banken AB (Publ) were mandated lead arrangers. On November 13, 2023, the amount of $2.1 billion was drawn with $672.0 million remaining available as of that date, for general corporate purposes. On December 22, 2023, an additional amount of $129.5 million was drawn to fund the Partial Redemption discussed above.

Dividend Declarations

On February 14, 2024, the board of directors of GasLog declared a quarterly cash dividend of $0.25 per common share of GasLog to GasLog’s shareholders of record as of February 15, 2024.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	December 31, 2022	December 31, 2023
Revenues	$244,847	$229,948
Profit for the period	$68,703	$31,436
Adjusted EBITDA[1]	$190,750	$178,648
Adjusted Profit[1]	$75,569	$53,270

 1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,944 available days for the quarter ended December 31, 2023, as compared to 3,105 available days for the quarter ended December 31, 2022. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The decrease in available days was attributable to the Floating Storage Regasification Unit (“FSRU”) conversion of the Alexandroupolis that started in February 2023 and the sale of the GasLog Athens in July 2023, partially offset by the decrease in off-hire days for scheduled dry-dockings and repairs (23 dry-docking off-hire days in the three-month period ended December 31, 2022, compared to nil dry-docking off-hire days in the three-month period ended December 31, 2023).

Revenues were $229.9 million for the quarter ended December 31, 2023 ($244.8 million for the quarter ended December 31, 2022). The decrease in revenues is mainly attributable to the decrease in available days explained above and the net decrease in revenues from our vessels operating in the spot and short-term markets in the fourth quarter of 2023.

Profit for the period was $31.4 million for the quarter ended December 31, 2023 ($68.7 million for the quarter ended December 31, 2022). The decrease in profit is mainly attributable to the increase of $34.0 million in financial costs, which includes an increase of $27.0 million of write-off of unamortized loan fees due to the Facility refinancing.

Adjusted EBITDA was $178.6 million for the quarter ended December 31, 2023 ($190.8 million for the quarter ended December 31, 2022). The decrease in Adjusted EBITDA is mainly attributable to the decrease in revenues of $14.9 million, as discussed above, partially offset by the decrease of $1.5 million in general and administrative expenses and the decrease of $1.2 million in vessel operating and supervision costs.

Adjusted Profit was $53.3 million for the quarter ended December 31, 2023 ($75.6 million for the quarter ended December 31, 2022). The decrease in Adjusted Profit is mainly attributable to the decrease in Adjusted EBITDA and the increase in financial costs, as a result of the increase in interest rates in the fourth quarter of 2023 as compared to the same period in 2022.

As of December 31, 2023, GasLog had $221.4 million of cash and cash equivalents. An additional amount of $10.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of December 31, 2023, GasLog had an aggregate of $3.1 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $107.9 million is repayable within one year. Current bank borrowings include an amount of $88.3 million with respect to the Norwegian Kroner (“NOK”) bond maturing in 2024 (the “NOK 2024 Bonds”). As of December 31, 2023, GasLog had $542.5 million available under the Facility. Subsequently, in January 2024, GasLog prepaid $49.0 million of the outstanding Facility increasing the availability of the Facility to $591.5 million. Furthermore, as of December 31, 2023, GasLog also had an aggregate of $383.4 million of lease liabilities, of which $71.0 million is payable within one year.

As of December 31, 2023, the total remaining balance of the contract prices of the four LNG carriers on order was $576.7 million, of which $330.5 million is due within 12 months and will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMB Financial Leasing Co., Ltd. (“CMBFL”).

As of December 31, 2023, GasLog’s current assets totaled $560.4 million, while current liabilities totaled $622.5 million, resulting in a negative working capital position of $62.1 million. Current liabilities include $88.3 million relating to the NOK 2024 Bonds which mature in November 2024 (actual amount owed by GasLog in connection with such maturity is expected to be $98.6 million based on the notional amount, as of December 31, 2023, of the cross currency swaps used to hedge exposure under the NOK 2024 Bonds) and $66.4 million of unearned revenue in relation to hires received in advance of December 31, 2023 (which represents a non-cash liability that will be recognized as revenue in January 2024 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations, undrawn amounts under our existing facilities, future borrowings and future sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

GasLog Partners Preference Unit Repurchase Programme

In the quarter ended December 31, 2023, there were no repurchases of preference units under GasLog Partners’ preference unit repurchase programme.

Fleet Update

Owned Fleet

As of February 15, 2024, GasLog’s fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Alexandroupolis (3)	2010	153,600	n/a	TFDE	n/a	n/a
2	Methane Jane Elizabeth*	2006	145,000	Cheniere	Steam	March 2025	—
3	GasLog Seattle*	2013	155,000	Energy Trading Company (4)	TFDE	March 2024	—
4	GasLog Savannah	2010	155,000	Multinational Oil and Gas Company	TFDE	July 2024	2025 (5)
5	Methane Alison Victoria*	2007	145,000	CNTIC VPower (6)	Steam	October 2024	2025 (6)
6	GasLog Greece*	2016	174,000	Shell	TFDE	March 2026	2031 (7)
7	Methane Rita Andrea*	2006	145,000	Asian LNG buyer	Steam	March 2026	—
8	GasLog Santiago*	2013	155,000	Major Energy Exploration Company	TFDE	March 2026	2027 (8)
9	GasLog Glasgow*	2016	174,000	Shell	TFDE	June 2026	2031 (7)
10	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033 (7)
11	GasLog Windsor	2020	180,000	Centrica (9)	X-DF	April 2027	2029-2033 (9)
12	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (9)
13	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034 (10)
14	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (10)
15	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (10)
16	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (10)
17	GasLog Geneva*	2016	174,000	Shell	TFDE	September 2028	2031 (7)
18	GasLog Gibraltar*	2016	174,000	Shell	TFDE	October 2028	2031 (7)
19	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (7)
20	Methane Becki Anne*	2010	170,000	Shell	TFDE	March 2029	—
21	GasLog Warsaw	2019	180,000	Endesa (11)	X-DF	May 2029	2035-2041 (11)
22	Solaris*	2014	155,000	Kansai (12)	TFDE	April 2030	—
23	GasLog Singapore	2010	155,000	NFE Transport Partners LLC	TFDE	June 2030	—
24	GasLog Wales	2020	180,000	Jera (13)	X-DF	March 2032	2035-2038 (13)

Bareboat Vessels

As of February 15, 2024, GasLog’s bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Sydney*	2013	155,000	Centrica	TFDE	May 2024	—
2	GasLog Skagen	2013	155,000	Tokyo LNG (14)	TFDE	September 2024	—
3	GasLog Saratoga	2014	155,000	Mitsui (15)	TFDE	September 2024	—
4	GasLog Shanghai*	2013	155,000	Woodside (16)	TFDE	March 2025	2026 (16)
5	Methane Heather Sally*	2007	145,000	SEA Charterer (17)	Steam	July 2025	—
6	GasLog Hong Kong	2018	174,000	TotalEnergies (18)	X-DF	December 2025	2028 (18)
7	GasLog Salem	2015	155,000	Gunvor (19)	TFDE	March 2026	—
8	Methane Julia Louise	2010	170,000	Shell	TFDE	March 2026	2029-2031 (7)
9	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034 (7)

*	Indicates the Partnership’s owned and bareboat fleet as of February 15, 2024.

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel GasLog Chelsea was renamed to Alexandroupolis in 2023. The vessel is ready to be sold as an FSRU.

(4)	The vessel is chartered to a Swiss-headquartered energy trading company.

(5)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

(6)	The vessel is chartered with CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. The charterer may extend the term of the related charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.

(7)	The vessel is chartered to a wholly owned subsidiary of Shell plc (“Shell”). Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the Methane Julia Louise for a period of either three or five years, (c) the GasLog Greece and the GasLog Glasgow for a period of five years and (d) the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.

(8)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

(9)	The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”). Centrica has the right to extend the charter by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(10)	The charterer has the right to extend the charters of the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years.

(11)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(12)	“Kansai” refers to KE Fuel International Co., Ltd.

(13)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(14)	The vessel is chartered to Tokyo LNG Tanker Co. Ltd. (“Tokyo LNG”).

(15)	The vessel is chartered to Mitsui & Co., Ltd. (“Mitsui”).

(16)	The vessel is chartered to Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”). The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.

(17)	The vessel is chartered to a Southeast Asian charterer (“SEA Charterer”).

(18)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”). TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

(19)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”).

Future Deliveries

As of February 15, 2024, GasLog has four newbuildings on order at Hanwha Ocean Co. Ltd. (formerly Daewoo Shipbuilding and Marine Engineering Co., Ltd.):

LNG Carrier	Expected Delivery	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Estimated Charter Expiration(2)
Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035

(1)	M-type, Electronically controlled Gas Injection (“MEGI”) engine.
(2)	Charter expiration to be determined based upon actual date of delivery.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog and the Partnership expect, project, believe or anticipate will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.

Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in GasLog’s Annual Report on Form 20-F filed with the SEC on March 3, 2023, available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

EXHIBIT I - Unaudited Interim Financial Information of GasLog Ltd. and its Subsidiaries

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and December 31, 2023

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2022	December 31, 2023
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	28,823	43,081
Deferred financing costs	8,778	8,095
Other non-current assets	2,092	4,010
Derivative financial instruments, non-current portion	13,225	418
Tangible fixed assets	4,514,663	3,912,762
Vessels under construction	210,099	265,575
Right-of-use assets	416,485	468,603
Total non-current assets	5,203,676	4,712,055
Current assets
FSRU held for sale	—	269,687
Trade and other receivables	22,897	36,718
Dividends receivable and other amounts due from related parties	61	272
Derivative financial instruments, current portion	25,383	1,675
Inventories	8,483	9,066
Prepayments and other current assets	7,262	11,620
Short-term cash deposits	36,000	10,000
Cash and cash equivalents	368,286	221,371
Total current assets	468,372	560,409
Total assets	5,672,048	5,272,464
Equity and liabilities
Equity
Preference shares	46	2
Share capital	954	954
Contributed surplus	658,888	929,308
Reserves	16,464	15,236
Retained earnings	108,685	160,832
Equity attributable to owners of the Group	785,037	1,106,332
Non-controlling interests	936,741	280,067
Total equity	1,721,778	1,386,399
Current liabilities
Trade accounts payable	19,725	22,776
Ship management creditors	14	181
Amounts due to related parties	26	196
Derivative financial instruments, current portion	2,834	11,202
Other payables and accruals	166,932	409,291
Borrowings, current portion	294,977	107,917
Lease liabilities, current portion	48,548	70,979
Total current liabilities	533,056	622,542
Non-current liabilities
Derivative financial instruments, non-current portion	5,498	—
Borrowings, non-current portion	3,004,767	2,944,987
Lease liabilities, non-current portion	287,828	312,446
Other non-current liabilities	119,121	6,090
Total non-current liabilities	3,417,214	3,263,523
Total equity and liabilities	5,672,048	5,272,464

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three months and years ended December 31, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Revenues	244,847	229,948	915,625	918,031
Voyage expenses and commissions	(4,135)	(289)	(14,260)	(14,507)
Vessel operating and supervision costs	(45,417)	(44,199)	(170,591)	(162,790)
Depreciation	(58,565)	(61,222)	(228,639)	(238,711)
Impairment loss	(11,376)	—	(68,287)	(11,740)
Gain/(loss) on disposal of non-current assets	338	—	(406)	(2,058)
General and administrative expenses	(12,399)	(7,061)	(35,007)	(34,934)
Profit from operations	113,293	117,177	398,435	453,291
Financial costs	(58,502)	(92,514)	(184,675)	(287,068)
Financial income	2,625	2,139	4,118	14,879
Gain on derivatives	7,465	4,628	74,807	13,011
Share of profit of associates	3,822	6	4,562	2,190
Total other expenses, net	(44,590)	(85,741)	(101,188)	(256,988)
Profit for the period	68,703	31,436	297,247	196,303
Attributable to:
Owners of the Group	39,009	24,504	207,450	128,845
Non-controlling interests	29,694	6,932	89,797	67,458
	68,703	31,436	297,247	196,303

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2022	December 31, 2023
Cash flows from operating activities:
Profit for the year	297,247	196,303
Adjustments for:
Depreciation	228,639	238,711
Impairment loss	68,287	11,740
Loss on disposal of non-current assets	406	2,058
Share of profit of associates	(4,562)	(2,190)
Financial income	(4,118)	(14,879)
Financial costs	184,675	287,068
Gain on derivatives (excluding realized loss/gain on forward foreign exchange contracts held for trading)	(80,742)	(10,520)
Share-based compensation	760	1,357
	690,592	709,648
Movements in working capital	8,320	(21,078)
Net cash provided by operating activities	698,912	688,570
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(193,464)	(227,736)
Proceeds from sale and sale and leasebacks of tangible fixed assets, net	225,429	331,998
Proceeds from FSRU forthcoming sale	108,632	136,949
Other investments	(753)	(13,493)
Payments for right-of-use assets	(25)	(10,136)
Dividends received from associate	—	1,175
Purchase of short-term cash deposits	(61,000)	(117,144)
Maturity of short-term cash deposits	25,000	143,144
Financial income received	3,554	14,813
Net cash provided by investing activities	107,373	259,570
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	374,659	2,431,355
Loan and bond repayments	(729,849)	(2,676,420)
Principal elements of lease payments	(42,262)	(62,858)
Interest paid	(164,499)	(252,917)
Release of cash collaterals for swaps	990	—
Payment of loan and bond issuance costs, net	(5,188)	(40,756)
Proceeds from interest rate swaps termination	—	35,789
Payment of equity raising costs	(20)	—
Merger consideration – Transaction (including special distribution)	—	(316,234)
Dividends paid (common and preference)	(105,277)	(104,059)
Repurchase of GasLog’s Series A Preference Shares and GasLog Partners’ preference units	(49,244)	(1,440)
Partial redemption of Series A Preference Shares	—	(108,612)
Net cash used in financing activities	(720,690)	(1,096,152)
Effects of exchange rate changes on cash and cash equivalents	445	1,097
Increase/(decrease) in cash and cash equivalents	86,040	(146,915)
Cash and cash equivalents, beginning of the year	282,246	368,286
Cash and cash equivalents, end of the year	368,286	221,371

EXHIBIT II

GasLog Ltd. and its Subsidiaries

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and the costs relating to the 2021 take-private transaction with BlackRock’s Global Energy & Power Infrastructure team and the Transaction (collectively such costs, the “Transaction Costs”). Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium/discount, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium/discount, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

GasLog Ltd. and its Subsidiaries

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Profit for the period	68,703	31,436	297,247	196,303
Depreciation	58,565	61,222	228,639	238,711
Financial costs	58,502	92,514	184,675	287,068
Financial income	(2,625)	(2,139)	(4,118)	(14,879)
Gain on derivatives	(7,465)	(4,628)	(74,807)	(13,011)
EBITDA	175,680	178,405	631,636	694,192
Foreign exchange losses/(gains), net	695	(667)	463	946
Restructuring costs	3,332	109	5,017	235
Transaction Costs	5	801	845	5,408
Impairment loss	11,376	—	68,287	11,740
(Gain)/loss on disposal of non-current assets	(338)	—	406	2,058
Adjusted EBITDA	190,750	178,648	706,654	714,579

GasLog Ltd. and its Subsidiaries

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Profit for the period	68,703	31,436	297,247	196,303
Non-cash (gain)/loss on derivatives	(7,263)	(4,899)	(92,807)	767
Write-off of unamortized loan fees	360	27,316	1,804	30,840
Foreign exchange losses/(gains), net	695	(667)	463	946
Restructuring costs	3,332	109	5,017	235
Transaction Costs	5	801	845	5,408
Impairment loss	11,376	—	68,287	11,740
(Gain)/loss on disposal of non-current assets	(338)	—	406	2,058
Unrealized foreign exchange gains, net on cash	(1,301)	(826)	(445)	(1,097)
Adjusted Profit	75,569	53,270	280,817	247,200